Exhibit 99.1

Additional Material U.S. Federal Income Tax Considerations
The following is a summary of certain additional material U.S. federal income tax considerations with respect to the ownership of our common shares and preferred shares. This summary supplements and should be read together with "Material U.S. Federal Income Tax Considerations" in the base prospectus dated June 15, 2017, which is included in and forms part of our registration statement on Form S-3 (No. 333-218371).
Recent Legislation
The recently enacted tax law informally titled the Tax Cuts and Jobs Act ("TCJA") made many significant changes to the U.S. federal income tax laws applicable to businesses and their owners, and may lessen the relative competitive advantage of operating as a publicly traded partnership, rather than as a corporation. Unless otherwise noted, all of the TCJA changes discussed in this summary supplement are effective for taxable years beginning after December 31, 2017. Pursuant to this legislation, as of January 1, 2018, the federal income tax rate applicable to corporations is reduced to 21% (from the prior maximum rate of 35%), and the corporate (but not the individual) alternative minimum tax is repealed. These changes generally will reduce the federal income taxes paid by corporations, thereby making a corporation a more attractive form for conducting business than under prior federal income tax law and reducing the relative benefit of the pass-through tax treatment applicable to partnerships. These changes could also reduce the federal income taxes paid by our U.S. corporate subsidiaries.
For taxable years that begin after December 31, 2017, and before January 1, 2026, (1) the TCJA modifies the U.S. federal income tax brackets generally applicable to ordinary income of individuals, trusts and estates and generally reduces the related rates, (2) the highest marginal individual income tax rate is reduced to 37%, and (3) the backup withholding rate for U.S. holders is reduced to 24%. In addition, individuals, estates and trusts may deduct up to 20% of certain pass-through income, including "qualified publicly traded partnership income," subject to certain limitations. However, certain specified types of investment income are excepted from this provision, including income from a business that consists of investing, trading, or dealing in securities, so we do not believe that our income is qualified publicly traded partnership income. Accordingly, we do not anticipate that our shareholders will be eligible for this deduction with respect to more than a small percentage of our taxable income.
The maximum rate of withholding with respect to our distributions to non-U.S. holders that are attributable to gains from the sale or exchange of U.S. real property interests (or to dividends received by us from a REIT that are attributable to such gains) is reduced from 35% to 21%.
The TCJA imposes new limitations on the deductibility of business interest expense and excess business losses. The new business interest expense limitation applies to net interest expense (i.e., interest expense in excess of interest income). Any disallowed partnership interest expense may generally be carried forward to future taxable years, subject to additional requirements and limitations. Because our activities generate substantial amounts of interest income, we anticipate that the deductibility of our interest expense generally will not be impacted by the new limitation. To the extent that we generate a business loss for any taxable year, that loss will flow through to our shareholders. However, our shareholders’ ability to deduct that loss against income from other sources may be limited by the new excess business loss rules applicable to non-corporate taxpayers. Any such disallowed loss may be carried forward (but not backward) by the shareholder as a net operating loss ("NOL") to future taxable years, subject to certain limitations, including a provision limiting NOL deductions to 80% of taxable income in the carryforward year.
Under the TCJA, we generally will be required to take certain amounts in income no later than the time such amounts are reflected on our financial statements. The application of this rule may require the accrual of income with respect to our debt instruments or MBS, such as original issue discount or market discount, earlier than would be the case under the general tax rules, although the precise application of this rule is unclear at this time. This rule generally will be effective for tax years beginning after December 31, 2017 or, for debt instruments or MBS issued with original issue discount, for tax years beginning after December 31, 2018. This rule could increase our "phantom income," in which case you may not receive cash distributions equal to your tax liability attributable to your share of our taxable income for the taxable year in which this "phantom income" is recognized. However, the application of this rule to a partnership such as ours that makes an election under Section 475(f) of the Code to mark to market for U.S. federal income tax purposes the securities that it holds as a trader is not entirely clear. In any event, we do not anticipate that this rule will have a material impact on the timing of our income recognition.
The TCJA included significant changes to the federal income tax rules applicable to foreign corporations, which, among other consequences, could affect the amount, timing, or character of the income that we recognize with respect to our foreign subsidiaries.
The TCJA makes other significant changes to the Code. Technical corrections or other amendments to the TCJA or administrative guidance interpreting the TCJA may be forthcoming at any time. We cannot predict the long-term effect of the

Exhibit 99.1

TCJA or any future law changes on publicly traded partnerships or their shareholders. You are urged to consult your tax advisor regarding the effects of the TCJA on your investment in our shares.